[Quest Energy Partners, L.P. letterhead]

November 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Quest Energy Partners, L.P.

Request to Withdraw Registration Statement on Form S-1 (File No. 333-152489)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Quest Energy Partners, L.P. (the “Partnership”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-152489), which was filed on July 24, 2008, together with all exhibits thereto (the “Registration Statement”). No amendments have been filed to the Registration Statement.

The Registration Statement was filed in connection with the Partnership’s intention of raising funds in order to, among other things, repay indebtedness under the Partnership’s $45 million second lien senior term loan, which was then due and payable on January 12, 2009, and to fund future acquisitions. The reason for this withdrawal is that the Partnership believes it will not be able to issue its securities at an acceptable price due to current market conditions.

No securities have been issued or sold under the Registration Statement, and the Registration Statement was not declared effective.

          It is the Partnership’s understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (the “Commission”) unless, within fifteen days after such date, the Partnership receives notice from the Commission that this request will not be granted.

          The Partnership requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Partnership’s account with the Commission for future use.

          Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Quest Energy Partners, L.P., 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102, with a copy to the Partnership’s counsel, Stinson Morrison Hecker LLP, Attention: Patrick Respeliers, 1201 Walnut Street, Suite 2900, Kansas City, Missouri 64106.

Your assistance in this matter is greatly appreciated. If you have any questions, please contact the undersigned at (405) 702-7487 or Patrick Respeliers of Stinson Morrison Hecker LLP at (816) 691-2411.

Sincerely,

QUEST ENERGY PARTNERS, L.P.

By:	Quest Energy GP, LLC, its General Partner

By:	/s/ David Lawler
David Lawler, Chief Executive Officer